UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

12014616

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SEC
Mail Processing
Section

MAR 14 2012

Washington, DC
123

| SEC FILE NUMBER |
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| 8 - 50652 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HFP CAPITAL MARKETS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

685 FIFTH AVENUE, NINTH FLOOR
(No. And Street)

| NEW YORK, | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY BYRUCH (646)660-9647
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, GEOFFREY BYRUCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFP CAPITAL MARKETS LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GUILLERMINA BATISTA
Notary Public - State of New York
No. 01BA6201289
Qualified in Kings County
My Commission Expires February 17, 2013

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT AUDITORS' REPORT

To the Member of
HFP Capital Markets LLC:

We have audited the accompanying statement of financial condition of HFP Capital Markets LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HFP Capital Markets LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
March 5, 2012

HFP CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 379,465 |
| Due from clearing broker | 692,165 |
| Investments in securities, at fair value (cost $4,025) | 192,822 |
| Promissory note receivable | 38,799 |
| Accounts receivable | 5,750 |
| Other assets | 204,407 |
| | 1,513,408 |

## LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| Liabilities: | |
| Securities sold short, at fair value (proceeds $23,538) | $ 23,538 |
| Accounts payable | 209,040 |
| Commissions payables | 648,147 |
| Other payables | 326,479 |
| TOTAL LIABILITIES | 1,207,204 |
| Member's capital | 306,204 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ 1,513,408 |

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

AM Capital LLC, ("AM"), the Predecessor to HFP Capital Markets LLC (the "Company"), was formed as a limited liability company in November 1997 and was registered with the Securities and Exchange Commission (the "SEC") on September 4, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In October, 2008, there was a change of control and ownership and simultaneously there was a name change from AM Capital, LLC to HFP Capital Markets LLC. The Company conducts business as a full service broker dealer.

b) Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2011. See the definition and discussion, above, of the Company's policies regarding this hierarchy.

At December 31, 2011, the Company had investments in securities in the aggregate amount of $192,822 and securities sold short in the aggregate amount of $23,538 which were valued using Level 1 inputs..

c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates that were used.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Income Taxes

The Company is not subject to federal and state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2010, 2009, and 2008. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

## NOTE 2 - DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all its securities transactions including their own customer transactions through Penson Financial Services, Inc., their clearing broker, pursuant to a clearance agreement.

As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $75,000, which is included in due from clearing broker on the statement of financial condition. The deposit with the clearing broker consists of cash.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their delivery versus payment of securities transactions.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. At December 31, 2011 the Company had net capital of $2,186, which was a deficit of $97,814 below its required net capital of $100,000. See Note 7, below, for a resolution of the deficit.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and other counterparties with which it conducts business.

As of December 31, 2011, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 - LEASE COMMITMENTS

On March 1, 2009, the Company entered into a lease agreement for office space on a month-to-month basis. The monthly lease payment is approximately $59,000 per month which includes incidentals and a rent tax of approximately $27,000. Such lease will remain in effect unless and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. For the year ended December 31, 2011, the rent expense was $740,653 which is included on the statement of operations.

NOTE 6 - RECEIVABLES

At December 31, 2011, there is an accounts receivable of $5,750, which represents advances to registered representatives, and a promissory note receivable of $38,799, which represents advanced payments on a potential bonus payable to key employees that is eventually forgiven by the Company. The bonus is a note receivable to the Company until the employee's 3rd year anniversary at which time the note is forgiven.

NOTE 7 - SUBSEQUENT EVENTS

During the period from January 1, 2012 to March 5, 2012, the Company received contributions and had valuation adjustments, which put it into capital compliance. At March 5, 2012, the Company was in compliance with the SEC Uniform Net Capital Rule 15c3-1 and had an estimated net capital of $183,948, which was $83,948 in excess of its required net capital of $100,000.

On December 5, 2011, the Company entered into a new lease agreement for its principal premises. Pursuant to the lease agreement, the commencement date is contingent upon the completion date of certain construction, which could not be determined as of the report date. Once the construction is substantially completed, the lease will commence for a duration of fifteen years. The Company's annual rent will escalate from $408,712 to $631,170 by the fifteenth year.

For the period from January 1, 2012 through March 5, 2012, there were capital contributions of $300,000. The Company has evaluated subsequent events and believes that there are no more subsequent events requiring further disclosure.